Filed by Envision Healthcare Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

  Corrected Transcript

16-Jun-2016

Envision Healthcare Holdings, Inc. (EVHC)

Envision Healthcare Holdings, Inc and AMSURG Corp Merger Call

Total Pages: 24
1-877-FACTSET www.callstreet.com	Copyright © 2001-2016 FactSet CallStreet, LLC

CORPORATE PARTICIPANTS

Craig A. Wilson	Claire M. Gulmi
Secretary, Senior Vice President & General Counsel, Envision Healthcare Corp.	Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.

William A. Sanger	Randel G. Owen
Chairman, President & Chief Executive Officer	Chief Financial Officer & Executive Vice President, Envision Healthcare Corp.
Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.

OTHER PARTICIPANTS

Kevin Mark Fischbeck	Whit Mayo
Bank of America — Merrill Lynch	Robert W. Baird & Co., Inc. (Broker)

Brian Gil Tanquilut	Ralph Giacobbe
Jefferies LLC	Citigroup Global Markets, Inc. (Broker)

Matthew Borsch	Frank Morgan
Goldman Sachs & Co.	RBC Capital Markets LLC

Andy Schenker	Paula Torch
Morgan Stanley & Co. LLC	Avondale Partners LLC

John W. Ransom	Dana Hambly
Raymond James & Associates, Inc.	Stephens, Inc.

A. J. Rice
UBS Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the Envision Healthcare AMSURG Investor Conference Call. At this time, all participants are in a listen-only mode. [Operator Instructions] Today’s conference is being recorded. If you have any objections, please disconnect at this time.

Now, I will turn the meeting over to Mr. Craig Wilson, Senior Vice President and General Counsel of Envision. Please go ahead, sir.

Craig A. Wilson

Secretary, Senior Vice President & General Counsel, Envision Healthcare Corp.

If you don’t already have a copy of our Investor Presentation, it can be found on both the Envision and AMSURG Investor Relations websites.

Before we begin, I’m going to review the Safe Harbor disclosure statement. Some information provided during this call may include forward-looking statements that are based on certain assumptions and are subject to a number of risks and uncertainties that are described in AMSURG’s and Envision’s respective SEC filings. Actual results may vary materially.

We encourage you to review the Risk Factors section in each company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Forward-looking statements in the press release issued yesterday afternoon, along with our remarks today, are made as of today, June 16, 2016 and we undertake no duty to update them as actual events unfold.

Today’s remarks also include certain non-GAAP financial measures, including adjusted EBITDA, adjusted free cash flow and adjusted EPS. You can find a detailed description of these measures in the Investor Presentation available on both the Envision and AMSURG Investor Relations websites.

I’ll now turn the call over to Bill Sanger, Chairman, President and CEO of Envision.

William A. Sanger

Chairman, President & Chief Executive Officer

Thank you, Craig, and good morning, everyone, and thank you for joining our call this morning. I’m very excited to be here alongside our new partners at AMSURG to discuss the merger of our companies.

Joining me today on the call is Chris Holden, President and CEO of AMSURG; Claire Gulmi, Executive Vice President and CFO of AMSURG; Randy Owen, Executive Vice President, COO and CFO of Envision; and Bob Coward, President, of Sheridan Healthcare and Chief Development Officer of AMSURG.

Those of you who are following the Investor Deck, I want to reference you to slide four. As noted, this merger is extremely compelling both strategically and financially for our shareholders. I’ll kick things off by walking through a few key points and then I’ll turn the call over to Chris. The merger creates a leading healthcare service organization with a differentiated suite of solutions and the national scale to advance partnerships with systems, payors and patients.

The platform we are creating will allow us to drive significant growth across the segments and deliver value for all of our stakeholders. Together Envision and AMSURG will have $720 million of LTM unlevered free cash flow, $8.5 billion in revenue and $1.1 billion in EBITDA. We are confident we’ll realize over $100 million in combined synergies over the next three years and expect the transaction to be accretive to earnings in 2017 and reaching double-digit accretion in 2018.

Turning now to slide five, first of all, this is a transformational strategic combination. We will have a highly differentiated suite of solutions and be well-positioned for the changing and consolidating healthcare landscape. This is why we believe now is the right time to do this deal. We have the scale and the resources to accelerate growth in a highly fragmented industry. Together, we are targeting addressable markets of over more than $180 billion and will capture opportunities through cross-selling, organic growth and M&A. We expect to generate very strong free cash flow to be deployed for acquisitions, driving growth while also delevering. This transaction is financially compelling, provides first mover advantage and positions us favorably for growth and long-term leadership in the sector.

Slide six summarizes the transaction, and I’ll just quickly run through some of the highlights. Envision and AMSURG will merge in an all-stock transaction with a combined market capitalization of approximately $10 billion. Envision shareholders will own 53% of the new company and AMSURG shareholders will own 47%. We structured this as an all-stock merger to enhance our financial flexibility and pursue our growth plans. With a 4.2 times net debt to adjusted EBITDA ratio, we’ll have ample opportunity to pursue accretive M&A deals.

Upon closing the deal, I will serve as the Executive Chairman of the Board and Chris will serve as President and CEO. Claire will be CFO, Randy will serve as President of Ambulatory Services, and Bob Coward will serve as President of Physician Services. Our board will consist of 14 directors, evenly split between Envision and AMSURG directors, including Chris and myself.

Moving to slide seven, as you can see, the company has a very strong capital structure and will maintain significant financial flexibility. To be clear, we are raising new debt only to replace existing instruments and pay transaction fees. Under our pro forma capital structure, we have no near-term maturities, we can delever through growth and continue our M&A activities.

Turning now to slide eight, let us both provide you a brief snapshot of Envision and AMSURG’s businesses. For those of you on the call who may not be familiar with Envision, our EmCare division is market leading in the areas of emergency and hospital services. We also provide other hospital-based services. We are a market leader in medical transportation through our AMR division, which provides both emergency and non-emergency services. And finally, Evolution Health delivers post-acute home and mobile care.

Now, let me turn the call over to Chris Holden, AMSURG President and CEO. Chris?

Christopher A. Holden

President, Chief Executive Officer & Director, AmSurg Corp.

Thanks, Bill. Let me first say how excited we are about today’s announcement and to partner with the entire Envision team. I’ll start by saying a few words about AMSURG. We operate in two complementary segments: one focused on Ambulatory Surgery Centers or ASCs and the other on our Sheridan physician services division. We have market-leading positions as an ASC provider and in physician services, particularly anesthesiology, radiology and neonatology.

Over our 25-year history, we have consistently diversified and transformed AMSURG, and most recently with the acquisition of Sheridan. Today, we’re excited about this next chapter with our new partners at Envision.

Moving to slide nine, as Bill said earlier, this is a transformative, strategic combination for many reasons. Both companies share a vision to be the most trusted and highest quality strategic partner for providers, health systems, communities and payors. In order to achieve this, we will focus on these three objectives. Number one, to achieve greater scale and scope, to provide an enhanced continuum of services across a national footprint; two, to support performance excellence across our marquee brands; and three, translate this into local relevance, remembering that healthcare is local and we need to deliver at the market level. Together, we provide nearly 30 million patient encounters per year. Serving patients on this scale comes with great responsibility and we keep that top of mind as we seek to grow and positively impact more lives.

Turning now to slide 10. Let me talk about some very important market dynamics that led to the formation of this combination. As you know, many smaller practices are transitioning to larger groups, aligning with health systems and health systems are showing a willingness to move to a single solution for this suite of services. This changing landscape is being driven by market demand for performance excellence and for the ability to prove out quality. Our merger with Envision allows us to lead the market in meeting that demand.

Slide 11 provides a striking visualization of the market-leading trusted solutions that the combined company will offer. As I noted on the previous slide, this also highlights our well-diversified business mix as the most differentiated provider of these clinical services.

Now to slide 12. You can see each of the addressable markets for the relevant verticals here. With this transaction, we will maintain a significant presence in each but, as this slide makes clear, we still have tremendous runway to continue to grow in these large and highly fragmented market segments. In aggregate, these verticals represent a compelling $180 billion of addressable market opportunity.

And now to slide 13. By merging with Envision, we are taking a meaningful step toward enhancing our national scale. The combination allows us to leverage our existing relationship to benefit one another by cross-selling and also exposes us to a large greenfield set of opportunities for growth, which I’ll talk about more on the following slide.

Turning the page, I realize slide 14 is a complicated slide, so please bear with me, because it is illustrative of the value we see in this combination. As I mentioned before, it creates a meaningful greenfield and cross-selling opportunities. So first, let’s look at the expansion potential. We see a universe of approximately 2,300 hospitals that represent completely new greenfield opportunities that we can target for organic growth or M&A. In addition, we see a great opportunity to expand our services in the 780 hospitals we currently serve today.

In terms of cross-selling, let me highlight two key examples: emergency medicine and anesthesia. Across all of Sheridan’s anesthesia hospital contract opportunities of existing contracts, only 32% of those hospitals have either a Sheridan or EmCare emergency hospital presence, representing a cross-selling opportunity of more than 130 hospitals to cross-sell our emergency service.

With respect to anesthesia, only 17% of the hospitals that currently have a relationship with EmCare for emergency services have either Sheridan or EmCare as its anesthesia provider. That results in a cross-selling opportunity of more than 500 hospitals for that offering alone. We are confident in our synergy estimates based on this significant opportunity.

Now to slide 15. This transaction is the product of significant discussions between myself and Bill, our boards and our teams. This transaction is also the product of thoughtful analysis and planning. We still have a lot of real work ahead, but we are excited to announce the core of our executive team highlighted on slide 15.

Each person has significant experience and tenure, having grown businesses and delivered results over many years. Our goal is to ensure that we have a successful integration and blend together the best talent and best practices for both organizations. While this is the largest and boldest transaction in our industry to-date, it is important to remember that our companies, which combined have spent approximately $6 billion on acquisitions since 2010, have a demonstrated track record of successfully integrating companies and realizing synergies.

We think the success we had with Sheridan in both integrating and cross-selling services will be a roadmap for our merger with Envision. So when you really examine this merger, it is a combination of Envision’s anesthesia platform into the Sheridan platform. And it is Sheridan’s emergency services platform being integrated into EmCare. We believe this integration is a core competency for both companies and we’re more than confident in our ability to combine these complementary organizations.

So with that, let me now turn the call back over to Bill, who will say a few final words before we open for Q&A.

William A. Sanger

Chairman, President & Chief Executive Officer

Thank you, Chris. This final slide illustrates a meaningful value proposition for each of our key stakeholders, including our employees, our patients, our customers and our shareholders. To reiterate the key benefits of this transaction, number one, we will have the scale and resources to accelerate growth in this very highly fragmented industry.

Number two, we are targeting addressable markets of more than $180 billion and we’ll capture opportunities for cross-selling, organic growth and M&A. Number three, we expect to generate very strong cash flow, which will enhance our acquisition strategy. And lastly, this transaction is financially compelling, provides first mover advantage, and positions us favorably for growth in long-term leadership in the sector.

With that, operator, we’d like to now open the call to questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And we’ll take our first question from Kevin Fischbeck of Bank of America Merrill Lynch.

Kevin Mark Fischbeck	Q
Bank of America — Merrill Lynch

All right. Great. Thanks, guys. [inaudible] (15:37) deal, I think it’s a fantastic deal from AMSURG’s perspective. I guess, I just want to get a little more color about the rationale from Envision’s perspective, because, I guess, as we thought about Envision as a standalone company, you were undervalued versus your peers, you were turning around after a weak Q3, so it is a lot of value to create if you executed on that plan over the next 12 months.

I guess, the concern that I’ve gotten from clients is that, there might have been something wrong with that thesis. Can you just talk about how, as a general company, you feel like you’re performing against that plan and whether there were any risks that you decided this was a better move to go, or if there is something even a source of upside to this deal that made it better than executing it on your own standalone plan?

William A. Sanger	A
Chairman, President & Chief Executive Officer

Yes, Kevin. Thank you. Good morning. This is Bill Sanger. When we looked at this opportunity, we have been looking at it for quite a while. We really closely examined a full range of opportunities as well as our standalone plan and we strongly believed, through our analysis, this combination was the best option and will over time create greater value. What was very important to us, and I’m sure the next question has to do with was why wasn’t it not a premium?

We believe that was critically important to maintain a manageable level of leverage. This is about over the next several years, not necessarily about just today. We believe that by redeploying our capital towards acquisitions, that was going to be a better economic return for our shareholders. And this is why we decided this is the right deal to do now. Our strategy historically has been to attack. We’ve been looking at transformational relationship over the last couple of years and we believe that this was the time and place to execute against that relationship with our new partner.

Kevin Mark Fischbeck
Bank of America — Merrill Lynch	Q

Okay. Yeah. That was going to be the next, what the next question is, I guess, may be my second question or a follow-up question would just be around that. What do you think the right pro forma leverage is of the combined company? You’re talking about 4.2x. We estimate you can delever by a turn over the next couple of years just by EBITDA growth. It sounds like you’re just committing to using free cash flow on deals, but wanted to understand how you thought about using the balance sheet from time to time. What’s the right long-term leverage ratio for this?

William A. Sanger
Chairman, President & Chief Executive Officer	A

I’m going to have both Randy and Chris weigh in on that, Kevin.

Claire M. Gulmi
Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.	A

Kevin, I think that at the time of the closing here, we expect our leverage to be 4.2 times. And if you look at our projections for the end of 2017, we would be in the mid-3s and that would continue to decline if we deploy the projected amount of capital for acquisitions, about 50 basis points a year. So I think we’ve historically at AMSURG said that we felt the mid-3s was a very comfortable place for us to be, and I think we’re probably in sync with Envision.

Randel G. Owen
Chief Financial Officer & Executive Vice President, Envision Healthcare Corp.	A

Yeah. And, Kevin, I think we’d say the very same thing that we’re very comfortable in sort of between a 3 times and 4 times leverage ratio. So again, we think the growth potential and the acceleration of growth allows you to naturally delever even faster just through EBITDA growth, which gives you that flexibility to utilize your cash flow for acquisitions.

Kevin Mark Fischbeck
Bank of America — Merrill Lynch	Q

Okay. Great. Thanks.

Operator: And we’ll go next to Brian Tanquilut of Jefferies.

Brian Gil Tanquilut
Jefferies LLC	Q

Hey. Good morning. Good morning, guys. So, first question on the synergy guidance that you’ve given. As I look at AMSURG when you bought Sheridan, you guys were very conservative and delivered much better synergies than initially guided. So how about — what’s included in the synergies and the timing of the realization of the $100 million?

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

Hey, Brian. It’s Chris, I’ll answer the question. The synergies as we’ve laid out in the presentation of $100 million, it’s about half and half cost and revenue. The cost synergies are more heavily weighted to the front-end of the three-year cycle. The revenue synergies are tied most closely to the cross-selling opportunities. There is just a very small component related to anesthesia. They were all built out of really significant analysis that we could really get comfortable with from both of our boards’ perspectives, and I think reflect what we feel confident can be achieved over the next three years.

I will also add we had a bias in looking at the synergies in a way where we were careful not to impair our ability or not to limit our ability to grow. We want to make sure we keep ourselves positioned to handle the growth going forward. So that really encapsulates the thought process around the synergies.

Brian Gil Tanquilut Jefferies LLC	Q

Got it. And then, from an M&A perspective, you guys talked about the balance sheet flexibility. Do you think that the combined company will see even increased M&A activity, because you’ve outlined the size of the opportunity. So as you get bigger how should we think about the pace of acquisition? And then, kind of like side question to that is in the interim between now and closing, is it just safe to assume that basically we’re not going to expect any deals from both of you guys between now and year-end?

Christopher A. Holden President, Chief Executive Officer & Director, AmSurg Corp.	A

Well, I want to reiterate what Bill said. Part of the reason for the timing of now as we do — if you look at these addressable markets, you look at the fragmentation, if there is one message I would take away today is that the marketplace is driven by this demand for quality and being able to prove it out. And it’s being driven by customer demand. This is a reaction to both of those key market trends. And we want to continue to put ourselves in a position there. How much capital can we deploy? I think we’ve had great track records here for both organizations. It tends to be opportunistic. We do believe it will be catalytic. But I think the key takeaway here is, if you consider what we’ve modeled, we are forming a combined company with a very significant growth rate with just deploying the free cash flow and — but I would again caution that that is against the backdrop of a tremendous amount of opportunity. So I hope that — it’s a long answer to your question, but I hope it gets you what you were looking for.

William A. Sanger Chairman, President & Chief Executive Officer	A

And Brian....

Brian Gil Tanquilut Jefferies LLC	Q

No. That was good. Yeah, sorry, go ahead.

William A. Sanger Chairman, President & Chief Executive Officer	A

We’ll continue to certainly do acquisitions. We’re not going to stop our strategy — our respective strategies. I doubt you’ll hear very, very large acquisitions, but we’ll continue to do key strategic acquisitions in markets that we respectively believe that we need to continue to build out.

Brian Gil Tanquilut Jefferies LLC	Q

Okay. And then, last question from me, Bill. You’ve had really good success in terms of cross-selling as you’ve built a diversified platform over the years, right, where you’ve gone to HCA and all these large systems and you were selling multiple service lines. So what is it that you couldn’t do in terms of cross-selling as a stand-alone that bringing AMSURG in kind of enhances?

William A. Sanger Chairman, President & Chief Executive Officer	A

Yeah. I don’t know if I would say necessarily what we could not do. It’s enhancing what we’ve been doing historically. If we look at it today, Brian, about 35 % of all of our new sales are cross-sold. And I think it’s a similar number for AMSURG. While we were coming up across against was a need for a lot of our hospitals to include anesthesia. We could have brought in AMSURG as a partner in anesthesia, but we have a very small anesthesia division, not a very large division. And what we were seeing more and more — particularly the systems were sending out RFPs that included anesthesia, surgery, ED, hospitalist, multi-services. And as we strategically stood back and said okay, we can continue to grow these relationships through acquisitions, through organic growth, or could accelerate that by identifying a key partner that fills those gaps.

We haven’t talked much about the Ambulatory Surgery component. We think that’s a very, very attractive space, particularly as we look at ACOs and health plans in our relationship with them today. We saw a great marriage, and more importantly, we see it as accelerating our cross-selling. I think Chris did a nice job describing the opportunity between selling into the existing anesthesia relationships at AMSURG and vice versa selling into those relationships at EmCare that AMSURG does not have — or I should say, Sheridan does not have a strong relationship.

We know those opportunities are out there, neither one of us has really capitalized on them. So we will hit the road running with this cross-selling opportunity. And I’m very encouraged and excited about that.

Christopher A. Holden President, Chief Executive Officer & Director, AmSurg Corp.	A

I think if you look across the competition and look at what other organizations are doing, we are all transforming today. We’re really becoming, as we’ve laid out here, integral to helping health systems and payors build high-performing clinical networks. We are bringing a suite of solutions to help meet part of that need at the local level. And I think this is one step further in that process.

And I think what’s truly different before, I don’t think that there existed an option — I don’t think the market even had the ability to ask for both emergency and anesthesia. It did not exist. After today, you’ll have an organization with really marquee brand equity in both of those lines of business, and that will be very different.

And I would also add from a technical standpoint, the emergency services tend to have five times more frequent turnover opportunities to get in front of the customer to cross-sell the additional services. So if we leverage that for anesthesia, radiology, neonatology, it can be very catalytic to the growth in those services as well and ASCs, the entire suite.

Brian Gil Tanquilut
Jefferies LLC	Q

All right. Got it. Thanks, guys.

William A. Sanger
Chairman, President & Chief Executive Officer	A

Thanks, Brian.

Operator: We’ll take our next question from Matthew Borsch of Goldman Sachs.

Matthew Borsch Goldman Sachs & Co.	Q

Yeah. So I was hoping that you could talk about the post-acute opportunity. That is the single largest of the addressable markets that you outlined. Yeah, I’m aware of the Evolution Health strategy. I want to just understand a little bit better how that opportunity might expand with the AMSURG combination.

William A. Sanger
Chairman, President & Chief Executive Officer	A

Yeah. Good morning, Matt, and thanks for the question. As I said earlier, as we looked at strategic opportunities that were before us, we really liked the suite of services AMSURG had put together with Sheridan. We know that our discussions with health plans through Evolution Health are becoming more and more towards the activities related to post-acute, including hospital post-acute care surgery. And many times we’ve been asked about relationships of freestanding centers, freestanding ambulatory centers, freestanding surgery centers, freestanding diagnostic centers and our ability to provide those services.

Heretofore, we have not taken on those opportunities for a host of reasons. What this provides the combined company is a suite of services that will range from pre-hospital, hospital, to post-hospital care, including ambulatory surgery. So we believe that the greenfield opportunities will open up substantially, even more so than we had thought in the past for Evolution Health.

Matthew Borsch Goldman Sachs & Co.	Q

That makes sense. Thank you. And one other on the similar part of the slide deck where you show 5,200 hospitals in the U.S. and then some 2,100 hospitals that are in a sort of grey zone, those are hospitals that you don’t think are addressable. Can you just help us understand why that part of the market is closed off?

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

Yeah. That includes things like behavioral health, very small critical access, ones that we removed from the denominator just to make sure we got a...

Matthew Borsch
Goldman Sachs & Co.	Q

Got it.

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

... legitimate market assessment.

Matthew Borsch
Goldman Sachs & Co.	Q

No, that makes sense. Okay. And one last one. Very small revenue synergies, I think you said, relative to anesthesia. Why is that?

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

Well, actually, we include the anesthesia in the cross-selling. So it is a blend of the services. So there is a component there.

Matthew Borsch Goldman Sachs & Co.	Q

Okay. Thank you.

Operator: We’ll take our next question from Andrew Schenker of Morgan Stanley.

Andy Schenker Morgan Stanley & Co. LLC	Q

Great. Thank you. Good morning. I was hoping to understand a little bit more about the cross-selling opportunity here as we think about what the hospitals are asking for today. So when you’re thinking about this opportunity, are you going to approach it more like a bundle where you’re going to put all your products together and try to make that an inclusive suite? Or is it really more just as you get in front of each one of these companies as they do a new RFP for each service line based on your historical relationships, you think that will give you a leg-up in competing may be more on an even keel with everyone else?

William A. Sanger
Chairman, President & Chief Executive Officer	A

Hi, Andrew. This is Bill. I’ll start with that and I’m sure Chris has got some comments as well. What we’re seeing in the marketplace particularly with the systems and when I say systems, I’m talking about not only the for-profit, the not-for-profit systems are becoming very aggressive in the outsourcing environment. When I say aggressive, they’re not just bidding out anesthesia or bidding out emergency services. We recently had a large not-for-profit system bid out five services at one time. They decided at the end to kind of slice them up, because they could not find a single provider that could provide them with emergency services, hospitalists, ED, surgery and radiology. This is what they were looking for.

If we were to respond to that RFP today, this company would be squarely in the center of that in terms of being able to win that contract. We know there are other RFPs coming out from systems that will have a similar type of relationship. They want to go to one single provider so that all issues related to hospital based physician services can be dealt with.

Now that being said, we know there are combinations that are attractive. We believe that today it is almost the notion of just that ER or just a hospitalist program is almost a thing of the past. Most of the RFPs are for hospitalist/ED.

We do believe that in the hospital services, we’re going to see more and more relationships between surgery and anesthesia. We have an emerging surgery program at Envision that would fit very nicely with the anesthesia program at AMSURG. So a lot of opportunities here that we haven’t spent a lot of time on. We do think the services of radiology, we haven’t spoken much here, are a great opportunity. No one has really capitalized on it in the country even though AMSURG’s neonatology, children service is small, another opportunity that many hospitals are looking for where they can put it to a single provider. Chris, you want to add that?

Christopher A. Holden President, Chief Executive Officer & Director, AmSurg Corp.	A

Yeah. I’m going to give a little different angle to it as well. It’s been our experience particularly post-Sheridan, once you’re good at something, once you prove yourself to the partner, they come to ask you for the next thing. So it’s about trust and I think probably something that we need to amplify even more here. It’s about confidence, not necessarily with your customer, but with physicians. Physicians today are struggling to keep up with the demands from the mandates for quality, for the mandates to shift to a performance management model.

I think we give that strength. And these are two companies that share a very physician-centric culture. To the extent we breed that confidence, it’s attractive to physicians and the ability to attract physicians in today’s environment is key. So I think those two factors will help continue to drive this shift towards a single source provider. And again, it plays right into our vision of becoming that true trusted ally for our customer base.

Andy Schenker
Morgan Stanley & Co. LLC	Q

Thanks. And just following up on that, I know you mentioned earlier, you’ll still do M&A, but likely smaller deals. May be can you talk about what service areas you think you’d be focusing on? Is it going to be opportunistic, meaning, could be more emergency rooms and anesthesiology, or is there really — are your thoughts today that may be you need to build out more radiology or more hospitalists, or more surgery, as you just mentioned. So where should we be thinking about that — those M&A dollars going in the near term? And then related to that, how does the ASC business fit into that? Are you still going to be expanding that and the transportation business as they compete with — for capital versus you are now — your now much, much larger physician services business? Thank you.

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

I’ll start. Obviously, if you look at the addressable markets with the exception of post-acute, which is obviously a very large addressable market, but physician services is very large, it’s very fragmented. We have a strong brand equity in those verticals. And I think we’ll continue to see significant amount of opportunity there. The surgery center space continues to be positive for us. It generally has about a $100 million of spend for AMSURG over the last — consistently, over the last many years, 1% of that market turns over every year. So there is 50 deals or 60 deals. And that’s been barely consistent for quite some time.

And then on the medical transportation side, we’re currently in the middle of integrating a significant transaction. And we’ll continue to look at small bolt-ons there. But I think at the end of the day, if you just look at the size of the physician services market, we’re more likely to be weighted in that direction over time.

Andy Schenker
Morgan Stanley & Co. LLC	Q

Thank you.

Operator: And we’ll take our next question from John Ransom of Raymond James.

John W. Ransom
Raymond James & Associates, Inc.	Q

Hi. Good morning. All the interesting questions have been asked. I’m going to stick to kind of beady-eyed analyst-type questions. If we look at the $5.7 billion of debt, looking at the 8-K, it looks like you’ve got some new financing in place for that. What kind of effective rate, including amortizing fees should we assume on that as we think about our 2017 model?

Claire M. Gulmi
Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.	A

I think that on the fixed rate financing, the unsecured debt, low to mid 5%s and then, on the secured financing, we’re expecting LIBOR plus 3% with the floor.

John W. Ransom Raymond James & Associates, Inc.	Q

What’s the floor, Claire?

Claire M. Gulmi Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.	A

0.75% to 1%.

John W. Ransom
Raymond James & Associates, Inc.	Q

So kind of a blended rate of around high 4%s, low 5%s is probably in the ballpark?

Claire M. Gulmi
Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.	A

Right.

John W. Ransom
Raymond James & Associates, Inc.	Q

Okay. And secondly, forgive me if I missed this in all the filings. But what is the total costs you’re assuming for banker fees, early refinancings, other lawyers, et cetera, that we should think about in the transaction?

Claire M. Gulmi
Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.	A

Total fees in the deal is somewhere around $175 million to $200 million.

John W. Ransom
Raymond James & Associates, Inc.	Q

And that’s everything?

Claire M. Gulmi
Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.	A

That’s everything.

John W. Ransom
Raymond James & Associates, Inc.	Q

Okay. And then, my third question, thinking about — I know Chris kind of talked around it, but if we were to assume something like 40% to 50% of the synergies in year one, which will be 2017 — calendar 2017, would you have a violent reaction to that assumption?

Claire M. Gulmi
Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.	A

That might be a little bit heavy, but it’s close.

John W. Ransom Raymond James & Associates, Inc.	Q

Okay. That’s all I have. Thank you.

Christopher A. Holden President, Chief Executive Officer & Director, AmSurg Corp.	A

Thanks, John.

Operator: And from UBS, we go next to A.J. Rice.

A. J. Rice
UBS Securities LLC	Q

Thanks. Hello, everybody, and congratulations on the deal. Chris, you guys said, obviously, in last fall embarked on a potentially different direction and now you’re moving forward with Envision. Can you give us a little bit more background on how long have you guys been talking? How much due diligence has been done, leading up to the announcement of this deal? I’d be interested from both sides, but particularly from your side?

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

Yeah, actually Bill and I — as soon as we announced the Sheridan transaction, Bill reached out and we’ve had a very collegial relationship ever since, and then, I obviously have a great respect for him, what he’s accomplished in his career, what he’s done at EmCare. I think it’s fair to say, he’s a Hall of Famer in the healthcare sector. So we’ve had a dialogue. And obviously, we went through the process with TeamHealth. We tried to reach a meeting of the minds there and that did not happen.

In sharp contrast, once we completed that process, Bill and I reengaged in the conversation that led us here today. We had found that we have very much a shared vision on what was possible. And Bill was very sensitive to the process — to shareholders and their thoughts and what they would have. He was sensitive to ours as well. He was very generous with his time and with the management team’s time in helping us think through this. I can’t tell you how many times through the process where we both stopped and said is this the right time, is this the right strategy, and we continue to test that. And at each step of the way, we became more and more confident that we were making the right decision. And that led us to where we are today.

A. J. Rice
UBS Securities LLC	Q

Okay. And thinking about...

William A. Sanger
Chairman, President & Chief Executive Officer	A

I’m sorry. Go ahead.

A. J. Rice
UBS Securities LLC	Q

Yeah. Go ahead, Bill. That’d be great.

William A. Sanger Chairman, President & Chief Executive Officer	A

Yeah. I wondered — I thought you wanted both perspective. But from our perspective [inaudible] (40:25).

A. J. Rice UBS Securities LLC	Q

Sure. Yes.

William A. Sanger
Chairman, President & Chief Executive Officer	A

The two simple things and [inaudible] (40:28) operative narrative that we have a shared vision and a shared view about the future as it relates to leverage and use of capital. Those two common threads really held strong. The merger agreement was very difficult. Any merger’s very difficult. But we kept coming back to the shared vision and this view of leverage and the use of capital and the view of the future. And it was consistent over the course of months and months and months of discussion. So I think that’s what really held this deal together, and is what’s going to make this a great deal.

A. J. Rice
UBS Securities LLC	Q

That’s great. So thinking about the cross-selling opportunities and the revenue synergy that you get, now that’s a — you said about half of the $100 million is coming from revenue synergy. So I’m assuming that’s $50 million of EBITDA over three years as opposed to $50 million of revenues with some less amount of EBITDA. Maybe clarify that.

But second, if you talk about those 500 facilities where you’d have the opportunity to potentially cross-sell between either ED or anesthesiology, can you tell us when you get at the end of three years and you’ve gotten to $15 million of synergies, how much of that cross-selling opportunity capture is embedded in that? Or will there still be a lot in front of you? Or are you thinking you are getting most of that 500 facility capture in that number?

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

No. We — in reaching our revenue synergy targets that we’ve outlined here, we took a very careful approach on penetration rate inside of that universe of opportunities. We’ve tried not to be overzealous on that. We want to be reasonable and build on. It was gated by two things. What — comparing it to the existing penetration rate and our normal rate of wins really coupled with managing the bandwidth of infrastructure required to onboard. We didn’t want to overreach on that, because we will reach some inflection points along the way as we grow, where we’ll need to continue to think about the resources required to onboard that level of contracts.

A. J. Rice UBS Securities LLC	Q

Right. Is there some subset of that 500 facilities that is just more natural — that sort of low-hanging fruit that maybe you’ve got a JV structure and there just wasn’t the ability to offer one of the two lines and now that you have that that will fold in quickly. Is there any way to talk about it like that that there is a subset that’s...

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

Yes. It’s about half of — a little over half, maybe 60% are currently in-sourced or small national or small regional groups. We think those are the more likely, because going back to the thesis, the small groups today, A.J., just if you look at — and I hate to throw out all the acronyms, but if you have macro and you have all of the value-based reimbursement pressures, you have all the additional regulation, really just the pace of change. It’s just a struggle to maintain a position as the small micro business, which most physician groups are today. And so by combining with our organization, they’ll be better served. It’s really not a difficult sell, if you get into in front of a small group and explain the benefits. And now that we bring even greater strength, I think it will be a more compelling story and be catalytic to that process, making that group that I just spoke to really the lower-hanging fruit.

A. J. Rice UBS Securities LLC	Q

Okay. I’m going to ask one more question, if I could. I know it’s not just about the numbers completely when you put the two companies together. But you are making a decision to hold on to two company headquarters there, which, I guess, as an outside financial analyst, it may suggest that you’re leaving some money on the table from a cost synergy perspective. Can you give us sort of the pros and cons of that and the rationale for having two headquarters and what will be in each headquarter?

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

Well, I mean, let’s remember, the national footprint is significant. And we are a distributed management company. And so we will need to have resources close to the customer. Whether we call it a headquarters or not I guess can be a topic for discussion. But Bill and I have talked — there are still puzzles that we need to solve over time on what’s the proper location for everything. But we’re comfortable today with our decision to run the two headquarters out of Nashville and out of Colorado.

A. J. Rice
UBS Securities LLC	Q

Okay. Great. Thanks a lot.

Operator: We’ll take our next question from Whit Mayo of Robert Baird.

Whit Mayo
Robert W. Baird & Co., Inc. (Broker)	Q

Hey, thanks. Chris, just back to your point on hospitals looking for a single solution for outsourced services, presumably, you performed a good amount of diligence with many of your larger partners and EmCare’s larger partners through this process. I’m just wondering more specifically what the feedback has been from them. And you mentioned the deal is, in fact, partially reactive to the market and what you are hearing. And conversely, do you think there’s any risk for contract leakage in any markets?

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

We didn’t really bake in a great deal of channel conflict. We tested that as best we could through the diligence process. Both organizations have great reputations. And I think we actually got feedback in the other direction, very positive results. I’ve gotten so many nice notes just since we made the announcement from all over the country. So if you ask me today, I’m feeling particularly bolstered by the decision to move forward.

Whit Mayo Robert W. Baird & Co., Inc. (Broker)	Q

That’s helpful. And maybe how do you think we should expect the organic growth profile of the combined physician services segments to track going forward? EmCare has been — it was low-double-digit, maybe slowed to high-single-digit in terms of same-store revenue, and Sheridan has been double-digit and maybe that’s not sustainable. But I guess, I’m just interested in your view of what the combined growth profile organically can be of the organization?

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

You’re including new contract in your...

Whit Mayo
Robert W. Baird & Co., Inc. (Broker)	Q

Yeah. New contract, same contract?

Randel G. Owen

Chief Financial Officer & Executive Vice President, Envision Healthcare Corp.	A

Well, this is Randy. I’ll give you my perspective. Claire, you may want to...

Claire M. Gulmi
Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.	A

Sure.

Randel G. Owen
Chief Financial Officer & Executive Vice President, Envision Healthcare Corp.	A

...add to that. But, look, I think the key thing is same-store growth tends to be in the same range of 3% to 4% or so, generally, over the long period of time, right. So, look, we do think, over time, this clearly does allow us to continue to have that accelerated growth that each have had. So, we’ve obviously had — both groups have had successful organic growth in terms of selling new business, as well as, obviously, the M&A that Chris and Bill talked about.

So, I still think if you look at it from an organic perspective and you look at net new sales, you can be in that high-single digit, low-double digit kind of range with — and then, obviously with the M&A growth continue to grow. And again, as I said, I think the exciting part, I think, from our perspective is really you do have where, through Sheridan, you have a real specialization in the anesthesia, radiology and some areas that we’ve had good services, but not the same level of specialization. And same thing on our side, when you look at ED. So, we think that really does add to the mix.

Whit Mayo
Robert W. Baird & Co., Inc. (Broker)	Q

Got it.

Claire M. Gulmi Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.	A

And the only thing I would add to that is just that we’ve consistently said with the Sheridan same contract that that would come back down into the mid-single digits. And again, as Randy said, with this acceleration of the new contract, I think we’ll certainly, as a combined company, get back up into that high-single digit.

Randel G. Owen Chief Financial Officer & Executive Vice President, Envision Healthcare Corp.	A

Yes.

Whit Mayo Robert W. Baird & Co., Inc. (Broker)	Q

Great. And may be just one last one, just thinking about the CapEx of the combined company in 2017, any major investments that need to be made to integrate the two businesses, any IT initiatives, just anything to be mindful of? Thanks.

Claire M. Gulmi
Chief Financial Officer, Secretary, Director & EVP, AmSurg Corp.	A

We do have some costs to achieve and I think IT is one of those, in the $10 million to $20 million range. But generally, most of the CapEx projection is kind of what’s been standard for both companies in the past.

Whit Mayo
Robert W. Baird & Co., Inc. (Broker)	Q

Great. Thanks a lot.

Christopher A. Holden

President, Chief Executive Officer & Director, AmSurg Corp.	A

Thanks, Whit.

Operator: Our next question comes from Ralph Giacobbe of Citi.

Ralph Giacobbe Citigroup Global Markets, Inc. (Broker)	Q

Thanks. Good morning. Bill, I wanted to go back to the terms of the deal. Just maybe, first, why the sensitivity to leverage that has never really been there and with cost of capital still relatively attractive in the growth profile of the combined company as well as sort of the free cash flow? Just wanted to flesh that out a little bit. And then even with that, I guess, that sensitivity, if you had that and clearly you did, why is that ratio, that sort of values Envision at a discount correct. If it’s 100% stock deal, there isn’t any impact to leverage. So why not capture bigger piece, I guess, for shareholders at least in line with comps? Thanks.

William A. Sanger
Chairman, President & Chief Executive Officer	A

Yeah. I mean, that’s an excellent question, Ralph. Keep in mind that when we kind of struck this deal and it’s still very similar, AMSURG, both on an EV, enterprise value multiple, was trading higher than us; and also on the PE, it was trading higher than us. So that obviously played into this.

Look, the reality is leverage today is not a great thing. I mean, two years ago, everything was about leverage, lever up. We believe that having a strong balance sheet is going to be critically important. We looked at the marketplace going into the future. I think there’s a fair amount of uncertainty in terms of how long these rates stay in place. And I think highly levered companies going into the next several years could find themselves in a corner.

This is not just my view or Chris’s view, this is a view of our combined board. And we thought it was much better to retain the strong balance sheet, not levering up any further. And frankly, we believe that utilizing and redeploying the capital for acquisitions, in the long run, a much better economic return for our shareholders. Trust me, this was decision that we spent a lot of time on, did a tremendous amount of analysis, on standalone basis, do we push one way or the other, and there was a series of negotiations. We feel very comfortable where we ended up. I do understand that some of our shareholders would have liked to have seen maybe a change in percentages or perhaps even some cash in the deal. We think this is a better decision on the long run.

Ralph Giacobbe Citigroup Global Markets, Inc. (Broker)	Q

Okay. All right. And then, I just wanted to go back to the synergies, the $100 million, just maybe flesh out a little bit that why it’s going to take sort of three years to capture that? Is that just all just because it takes time for the cross-selling efforts, I guess, to take hold? And then, Chris, maybe if you can comment at all, or Bill, why is it half the synergy capture that would have come with the Team transaction? Thanks.

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

Right. The first part of the question was, I sort of remember what the — I think, flushing out the synergy and the time on the synergy and some of that?

William A. Sanger
Chairman, President & Chief Executive Officer	A

Well, just to put it in perspective, I mean, it’s going to take a number of months to close the transaction. It will be very limited in what we can do together between now and then. So, to get through integration, really get the engine running, the sales cycle, all of those things you’re really looking at late-2017, early-2018, before you start to see the fruits of your labor, that drove part of the timing as we thought about the model.

And then, the second part of the question — oh, Team.

Christopher A. Holden

President, Chief Executive Officer & Director, AmSurg Corp.	A

Yeah. And I think, if you recall, when we laid out our initial proposal with Team, I think, we said $200 million to $290 million of synergies in that combination. And this was really with no visibility into Team at that time. It was based on estimates around combined G&A and some other things along the way. And if we go really to the low-end of that, the $200 million — remember that $65 million of that was related to IPC. So, we really are trying to explain the delta between $100 million and $135 million. And I will say that — and I think there are some nuanced explanations for that, but this is an efficient company and, most importantly, as I said before, our bias in looking at the cost synergies in particular is to make sure that we don’t limit our ability to grow. We want to make sure that we keep the infrastructure where it needs to be to manage the growth.

William A. Sanger Chairman, President & Chief Executive Officer	A

Okay. Thank you.

Operator: And from RBC Capital Markets, we go next to Frank Morgan.

Frank Morgan
RBC Capital Markets LLC	Q

Good morning. Given the strategic focus and the capital focus and cross-selling and all those things related to physician services, I’m just curious what your thoughts are about the ambulance business and how that will actually fit into your long-term strategy.

Christopher A. Holden

President, Chief Executive Officer & Director, AmSurg Corp.	A

Well, first of all, I want to — there are so many impressive people at Envision, but particularly the CEO of AMR is a super-impressive gentleman and he educated me through this process and reminded me that our mission is to help physicians improve, adapt and grow. And the transportation service is very effective in helping get the patients to and from the physician. It fits into the mission. It also fits into our vision. Many health systems actually own their own transportation services today to reach out, much like we talk about in our — even in our ASC joint ventures, where you’re combining those kind of asset relationships with your health system partners. So, he has a lot of great ideas around that.

I’ll have to say, as I mentioned earlier, AMR is no different from any other vertical. We’re going to sit down and go through that same mental process as a board, testing how it fits into the vision, how it fits into our long-term view and whether it’s customer-driven for where we’re headed. But, all-in-all, I’d say, we were very impressed with what we saw at AMR, through the diligence process.

Frank Morgan
RBC Capital Markets LLC	Q

Okay. One more random. Chris, you referenced a five times churn on one side of the business, could you elaborate — explain what that was? Thanks.

Christopher A. Holden

President, Chief Executive Officer & Director, AmSurg Corp.	A

Yeah. There is — we use the phrase, Frank, sticky, sometimes in describing physician services, anesthesia being a particularly sticky service. You got a very high contract retention, those groups are very stable. There’s a lot more turnover of contracts in the emergency services space, about five times, more frequently than the others.

Part of that explains, when you look at organic growth rates, say, between anesthesia-focused companies and emergency services, there is a — historically, if you go, sequentially, it’s a big delta and that explains a significant part of that. We see that as an opportunity, because with more frequency of being in the C-suite, discussing emergency services, it’s the same people generally in the C-suite of health systems, who are making decisions on the anesthesia and radiology, neonatology, their surgery center platform, their transportation platform, you really become a part of the strategic planning process for that health system, who’s trying to build that high-performing network or even for payors. So, hopefully that gives you a little more color on our view.

Randel G. Owen Chief Financial Officer & Executive Vice President, Envision Healthcare Corp.	A

And, Frank, this is Randy. Look, for those who have followed Envision, you know that, right? I mean, if you looked at us over the years, there always is a natural churn in the industry from the emergency services. So, we’ve seen the same thing.

Frank Morgan
RBC Capital Markets LLC	Q

And, do you think about bundling contracts? Can you extend the contract? Is it the length of the contract or just the frequency of which are being — they just pick another person or is it just a fact that they turn quicker?

Randel G. Owen
Chief Financial Officer & Executive Vice President, Envision Healthcare Corp.	A

The emergency?

Frank Morgan
RBC Capital Markets LLC	Q

Yes.

William A. Sanger
Chairman, President & Chief Executive Officer	A

The emergency services generally have a tendency to turn quicker. There is a strong relationship, don’t forget, between the Department of Surgery, and anesthesia. There is a marriage between anesthesiologists and surgeons. And hospitals have a tendency to respond when things are not going well, to make a change. That’s basically the reality. When you make a change in the ED, you generally are not upsetting other members of the medical staff, they’re probably making changes primarily because of the issues of the medical staff. There is not really a strong relationship that you see between surgery — Department of Surgery and the Department of Anesthesia. And so, they’ll make a move quicker than they will in other hospice services.

Frank Morgan
RBC Capital Markets LLC	Q

Okay. Thanks.

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

Thanks, Frank.

Operator: Let’s take our next question from Paula Torch of Avondale Partners.

Paula Torch
Avondale Partners LLC	Q

Great. Thanks, everyone, for fitting me in, and congratulations. My first question is just on may be the cultures at both Sheridan and Em Care, and really how do you see those two fitting together, what are some of the characteristics, similarities, differences between those cultures? And, any sort of changes that you expect to come down the pipeline in reference to this, and may be what do you think about it in terms of attrition with your physicians?

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

I think, just culturally, both organizations are strategic and they are disciplined about that and I think both organizations are physician-centric. And I think both organizations are really relationship-focused in how they go about things and operationally-focused organizations.

On the difference, I mean, I give credit to Envision, I think they’re probably underappreciated for their creativity, innovation, the work around Evolution to me is a very creative, and risk taking in the right direction, directionally correct. And I think part of the reason we’re here today is because we are very similar in many ways. There are far more similarities than dissimilarities. The dissimilarities are really in our strengths. They are stronger in emergency services, hospitals; we are stronger in anesthesia, neonatology, surgery centers. So, we put all that together, as Bill likes to say, one plus one is three.

William A. Sanger Chairman, President & Chief Executive Officer	A

Yeah. Keep in mind also, Paula, that as I showed early on, we kept this deal together as our shared vision. A vision generally is a reflection of the culture of the organization. Are they a bunch of words, do they actually live and breathe that vision. And our shared vision of being a clinically-driven organization, our shared vision of innovation, our shared vision of our collective boards, all the way down to our 60,000-somewhat employees of the customer comes first has been one that’s permeated both these organizations during their several decade history. So this was not a clash of cultures by no sorts of imagination. We are a clinically-driven, customer-focused organizations, both of us and that in itself will drive success.

Christopher A. Holden
President, Chief Executive Officer & Director, AmSurg Corp.	A

And I will tell you, when you look across the space and look in each of the verticals in which we serve, one defining feature is whether you are performance management-focused, and I think that is really underappreciated in both of our organizations. Generally, you have loose confederations of infrastructure and physician groups and probably in ambulance and everywhere, we’re really taking that to another level. There are very few organizations that have that capability, that focus, that core competency, and I think that would differentiate us over the long-haul.

Paula Torch
Avondale Partners LLC	Q

Okay. Thank you, both, for that color. And maybe just in terms of sales and marketing, how do you expect to manage your sales teams, especially when you think about aligning with health systems and when you’re looking to offer a much more fuller suite beyond just the PPM services? Is it going to be one group selling the entire suite of services or will ASCs kind of work independently, transportation independently? I mean, kind of how do you see this overall messaging playing out?

William A. Sanger
Chairman, President & Chief Executive Officer	A

That’s a great question and I spoke to it by reference in the presentation. That was part of the roadmap for the combination with AMSURG and Sheridan. Today, we are one sales force. We cross-sell that will be part of our integration plan here is to take that to the next level, so that we can incorporate the additional suite of solutions that will now be included in our cross-selling efforts.

Paula Torch Avondale Partners LLC	Q

Okay. Great. Thank you.

Operator: And we’ll take our final question today from Dana Hambly of Stephens.

Dana Hambly Stephens, Inc.	Q

Apologies. I thought I got out of the queue. My questions have been answered. Thank you.

Christopher A. Holden

President, Chief Executive Officer & Director, AmSurg Corp.

All right. With that, again on behalf of Bill Sanger and myself, the teams at AMSURG and Envision, we all thank you for joining us today and look forward to having an ongoing dialogue about this exciting combination. Thank you again.

William A. Sanger

Chairman, President & Chief Executive Officer

Thank you, folks.

Operator: And this concludes today’s presentation. Thank you all for your participation.

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No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders for consideration. AMSURG will cause its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will constitute a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. Envision and AMSURG will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC when they become available because they will contain important information about the proposed business combination and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Envision and AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this transcript may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this transcript are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown

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risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.

Non-GAAP Financial Information

This transcript includes certain financial measures that were not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), including Adjusted EBITDA, Unlevered Free Cash Flow, Pro Forma Net Debt and Adjusted Earnings per Share. The items excluded from these non-GAAP measures are important in understanding Envision’s and AMSURG’s financial performance, and any non-GAAP measures presented should not be considered in isolation of, or as an alternative to, GAAP financial measures. Since these non-GAAP financial measures are not measures determined in accordance with GAAP, have no standardized meaning prescribed by GAAP and are susceptible to varying calculations, these measures, as presented, may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA of Envision is defined as net income (loss) before equity in earnings of unconsolidated subsidiary, income tax benefit (expense), loss on early debt extinguishment, other income (expense), net, realized gains (losses) on investments, interest expense, net, equity-based compensation expense, transaction costs related to acquisition activities, restructuring and other charges, adjustment to net loss (income) attributable to non-controlling interest due to deferred taxes, and depreciation and amortization expense. Adjusted EBITDA of AMSURG is defined as earnings before interest expense, net, income taxes, depreciation, amortization, share-based compensation, transaction costs, changes in contingent purchase price consideration, gain or loss on deconsolidations and discontinued operations. Except for purposes of calculating leverage ratios, Adjusted EBITDA does not include pro forma results for completed acquisitions. Unlevered Free Cash Flow for Envision and AMSURG is defined as cash flow from operations less capital expenditures, less distributions to minority interests, plus cash interest expense, plus restructuring/other charges and transaction costs.  Pro Forma Net Debt for Envision and AMSURG is defined as long-term debt and capital lease obligations less cash and cash-equivalents. Adjusted Earnings per Share is defined as diluted earnings per share adjusted for amortization expense, equity-based compensation expense, restructuring and other charges, severance and related costs, loss on early debt extinguishment and transaction costs related to acquisition activities, net of estimated tax benefit.

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